

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

October 28, 2009

Mr. Eric J. Watson
Chief Executive Officer
Cullen Agricultural Holding Corp.
22 Barnett Shoals Road
Watkinsville, GA 30677

> **Re:** **Triplecrown Acquisition Corp.**
> **Preliminary Schedule 14A Filed September 8, 2009**
> **Definitive Additional Soliciting Material Filed September 11, 2009**
> **and October 1, 2009**
> **Response Letters Dated October 2, 2009, October 8, 2009, October**
> **9, 2009 and October 13, 2009**
> **File No. 001-33698**

Dear Mr. Watson:

This is to confirm that on October 13, 2009 we informed your counsel that we had no further comments on the above-referenced Preliminary Schedule 14A.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director